UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
 (Rule 14D-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)

MaxPoint Interactive, Inc.
(Name of Subject Company)

MaxPoint Interactive, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.00005 per share
(Title of Class of Securities)

57777M201
(CUSIP Number of Class of Securities)

Joseph Epperson
Chief Executive Officer
MaxPoint Interactive, Inc.
3020 Carrington Mill Blvd., Suite 300
Morrisville, North Carolina 27560
(800) 916-9960
(Name, address, including zip code, and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

Please send copies of all communications to:

Glen R. Van Ligten, Esq.
Andrew Y. Luh, Esq.
Richard C. Blake, Esq.
Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP
1200 Seaport Blvd.
Redwood City, California 94063
(650) 321-2400

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements Items 3, 4 and 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by MaxPoint Interactive, Inc., a Delaware corporation (“MaxPoint”), with the Securities and Exchange Commission on September 11, 2017, as previously amended (the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Mercury Merger Sub, Inc. (“Purchaser”), a Delaware corporation and indirect wholly owned subsidiary of Harland Clarke Holdings Corp., (“Parent”), a Delaware corporation, to purchase all of the outstanding shares of MaxPoint’s common stock, par value of $0.00005 per share (the “Shares”), at a purchase price of $13.86 per Share, net to the Company’s stockholders in cash, less any withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 2017, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing the paragraph under the subsection titled “Employment Arrangements with Parent” on page 8 with the following paragraph:

“As of the date of this Amendment, none of the Company’s executive officers have entered into any agreement with Parent, the Company or their respective affiliates regarding employment with Parent, the Company or their respective affiliates after the Effective Time, although it is possible that Parent, the Company or their respective affiliates may enter into employment or other arrangements with the Company’s executive officers in the future. Subsequent to the announcement of the Transactions, representatives of Parent discussed with certain of the Company’s executive officers their potential post-closing roles at the Company to encourage them to stay with the Company after the completion of the Transactions. However, Parent has not discussed the terms of potential future employment with such executive officers of the Company.”

 Item 4. The Solicitation of Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The disclosure under “Certain Financial Projections” beginning on page 23 in Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(a)	insert the following after the first table on page 25:

“In order to provide MaxPoint stockholders with additional information, below is a more detailed version of the foregoing table, which includes additional detail regarding the derivation of certain non-GAAP measures (Net Revenue and Adjusted EBITDA) and the reconciliation of such non-GAAP measures to their GAAP counterpart measures (Gross Revenue and Net Income (Loss)):

	Fiscal Year Ended December 31,
	2017	2018	2019	2020
Gross Revenue	$157,700	$178,000	$192,500	$209,300
Adjustments:
Traffic Acquisition Costs (1)	$(48,700)	$(57,000)	$(58,500)	$(61,300)
Net Revenue	$109,000	$121,000	$134,000	$148,000

Gross Profit	$87,200	$98,000	$108,500	$119,900

Net Income (Loss)	$(11,700)	$(5,200)	$900	$7,600
Adjustments:
Interest Expense	$900	$1,300	$1,400	$1,400
Amortization of Deferred Financing Costs	$—	$—	$—	$—
Provision for Income Taxes	$—	$—	$500	$4,500
Depreciation and Amortization	$11,600	$12,000	$13,600	$15,500
Stock-based Compensation	$6,300	$6,500	$5,000	$5,000
Adjusted EBITDA	$7,100	$14,600	$21,400	$34,000

(1)	Traffic Acquisition Costs consist of purchases of advertising impressions from real-time bidding exchanges.”

(b)	insert the following after the second table on page 25:

“In order to provide MaxPoint stockholders with additional information, below is a more detailed version of the foregoing table, which includes additional detail regarding the derivation of certain non-GAAP measures (Net Revenue, Adjusted EBITDA and Unlevered Free Cash Flows) and the reconciliation of such non-GAAP measures to their GAAP counterpart measures (Gross Revenue and Net Income (Loss)):

	Fiscal Year Ended December 31,
	2017	2018	2019	2020	2021	2022
Gross Revenue	$157,119	$178,000	$192,499	$209,250	$223,000	$230,000
Adjustments:
Traffic Acquisition Costs (1)	$(48,432)	$(57,001)	$(58,500)	$(61,251)	$(64,201)	$(65,201)
Net Revenue	$108,687	$120,999	$133,999	$147,999	$158,799	$164,799

Gross Profit	$86,651	$98,009	$108,539	$119,879	$128,627	$133,487

Net Income (Loss)	$(11,363)	$(1,625)	$3,380	$7,557	$10,020	$11,872
Adjustments:
Interest Expense	845	1,296	1,341	1,400	1,500	1,600
Amortization of Deferred Financing Costs	39	—	—	—	—	—
Provision for Income Taxes	—	—	2,071	4,632	6,141	7,277
Depreciation and Amortization	11,553	11,979	13,668	15,451	15,451	15,451
Stock-based Compensation	6,203	6,500	5,000	5,000	5,000	5,000
Adjusted EBITDA	$7,277	$18,150	$25,460	$34,040	$38,112	$41,200

Net Income (Loss)	$(11,363)	$(1,625)	$3,380	$7,557	$10,020	$11,872
Adjustments:
Interest Expense	845	1,296	1,341	1,400	1,500	1,600
Amortization of Deferred Financing Costs	39	—	—	—	—	—
Provision for Income Taxes	—	—	2,071	4,632	6,141	7,277
Depreciation and Amortization	11,553	11,979	13,668	15,451	15,451	15,451
Capitalized Internal-Use Software Costs	(5,998)	(6,229)	(6,702)	(7,201)	(7,201)	(7,201)
Cash Taxes	—	—	(2,581)	(5,164)	(6,711)	(7,884)
Increase in Working Capital	—	(589)	(2,576)	(2,742)	(4,170)	(1,833)
Capital Expenditures	(2,168)	(3,000)	(3,500)	(3,750)	(3,750)	(3,750)
Unlevered Free Cash Flows	$—	$1,832	$5,101	$10,183	$11,280	$15,532

(1)	Traffic Acquisition Costs consist of purchases of advertising impressions from real-time bidding exchanges.”

(c)	insert the following before the first sentence of the first paragraph on page 26:

“In addition, MaxPoint’s senior management also calculated the present value of the estimated benefits of MaxPoint’s federal net operating losses as being $15.12 million as of June 30, 2017 and provided this figure to Goldman Sachs and the Board approved the use of this figure by Goldman Sachs in performing its financial analyses.”

(d)	insert the following after the first table on page 26:

“In order to provide MaxPoint stockholders with additional information, below is a more detailed version of the foregoing table, which includes additional detail regarding the derivation the non-GAAP measure “Net Revenue” and the reconciliation of such non-GAAP measure to its GAAP counterpart measure “Gross Revenue”:

	Fiscal Year Ended December 31,
	2017	2018	2019
Gross Revenue	$175,000	$222,000	$302,000
Adjustments:
Traffic Acquisition Costs (1)	$(65,000)	$(68,000)	$(77,000)
Net Revenue	$110,000	$154,000	$225,000

(1)	Traffic Acquisition Costs consist of purchases of advertising impressions from real-time bidding exchanges.”

(e)	insert the following after the second table on page 26:

“In order to provide MaxPoint stockholders with additional information, below is a more detailed version of the foregoing table, which includes additional detail regarding the derivation of certain non-GAAP measures (Net Revenue and Adjusted EBITDA) and the reconciliation of such non-GAAP measures to their GAAP counterpart measures (Gross Revenue and Net Income (Loss)):

	Fiscal Year Ended December 31,
	2017	2018	2019
Gross Revenue	$147,610	$210,231	$302,285
Adjustments:
Traffic Acquisition Costs (1)	$(40,303)	$(56,538)	$(78,516)
Net Revenue	$107,307	$153,693	$223,769

Gross Profit	$85,703	$123,853	$183,550

Net Income (Loss)	$(10,257)	$1,646	$27,082
Adjustments:
Interest Expense	$787	$1,119	$1,327
Amortization of Deferred Financing Costs	$105	$131	$132
Provision for Income Taxes	$—	$—	$—
Depreciation and Amortization	$11,341	$11,609	$12,971
Stock-based Compensation	$6,327	$6,981	$6,554
Adjusted EBITDA	$8,303	$21,486	$48,066

(1)	Traffic Acquisition Costs consist of purchases of advertising impressions from real-time bidding exchanges.”

(f)	insert the following before the last paragraph on page 26:

“The foregoing tables in this subsection include the following non-GAAP financial measures: Net Revenue, Adjusted EBITDA and Unlevered Free Cash Flow. The presentation of these measures are not intended to be considered in isolation or as a substitute for, or superior to, any financial information prepared and presented in accordance with GAAP. These non-GAAP financial measures are also subject to various limitations; for instance, Adjusted EBITDA does not reflect potential reductions in available cash attributable to increased working capital needs, the need to purchase new or replacement capital equipment or interest or tax payments. In addition, these non-GAAP financial measures may be calculated differently, or not used at all, by other companies in MaxPoint’s industry, which reduces their usefulness as a comparative measure. Because of these and other limitations, these non-GAAP financial measures should be considered alongside other GAAP financial measures such as Gross Revenue and Net Income (Loss).”

The disclosure under “Opinion of Goldman Sachs” is hereby amended and supplemented as follows:

(a) amend and restate the fourth sentence of the second paragraph of the subsection entitled “Illustrative Discounted Cash Flow Analysis” with the sentence below as follows:

“Goldman Sachs then subtracted MaxPoint’s net debt of $7.775 million as of June 30, 2017, as provided by the management of MaxPoint, and added the present value of the estimated benefits of MaxPoint’s federal net operating losses (“NOLs”) from the range of illustrative enterprise values it derived for MaxPoint, as provided by the management of MaxPoint, to derive a range of illustrative equity values for MaxPoint.”

(b) amend and restate the subsection entitled “Premia Analysis” as follows:

“Premia Analysis

Goldman Sachs reviewed and analyzed, using publicly available data, those acquisition premia for all-cash acquisition transactions announced during the time period from January 1, 2010 through August 25, 2017 involving a public company in the technology industry based in the United States as the target where the disclosed enterprise values for the transaction were between $50 million and $500 million. This analysis excluded transactions with premia greater than 200% or less than (50)% relative to the target’s last undisturbed closing price prior to announcement, using information obtained from Thompson Financial Securities Data. For the entire period, using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premiums of the price paid in the sixty transactions relative to the target’s last undisturbed closing stock price prior to announcement of the transaction. This analysis indicated a median premium of 21% across the period. This analysis also indicated a 25th percentile premium of 5% and 75th percentile premium of 42% across the period. Using this analysis, Goldman Sachs applied a range of illustrative premiums of 5% to 42% to the undisturbed closing price per Share of $5.50 as of August 25, 2017 and calculated a range of implied equity values per Share of $5.79 to $7.81.”

 Item 8. Additional Information to Be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of the subsection entitled “Certain Litigation”:

“On September 29, 2017, the parties to the actions described above entered into a memorandum of understanding (the “MOU”), pursuant to which the parties have agreed, and without admitting any wrongdoing or that the supplemental disclosures are material or required to be made, among other things, that the Company will make certain supplemental disclosures, which are set forth in the supplemental disclosures above. The MOU provides that, in light of the supplemental disclosures, the plaintiffs will dismiss the actions with prejudice with respect to the named plaintiffs (but without prejudice to the putative class of shareholders) on mootness grounds.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

MaxPoint Interactive, Inc.

By:	/s/ Joseph Epperson
Joseph Epperson
Chief Executive Officer

Dated: September 29, 2017